SHOULDERUP TECHNOLOGY ACQUISITION CORP.

125 Townpark Drive, Suite 300

Kennesaw, GA 30144

November 12, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Todd Schiffman

Re:	ShoulderUp Technology Acquisition Corp.
Registration Statement on Form S-1 File No. 333-260503

Dear Mr. Schiffman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ShoulderUp Technology Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Tuesday, November 16, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Phyllis W. Newhouse
Phyllis W. Newhouse
Chief Executive Officer

cc:	DLA Piper LLP (US)